Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Investcorp Europe Acquisition Corp I on Amendment No. 1 to Form F-4 (No. 333-275706) of our report dated April 24, 2023, which includes an explanatory paragraph as to Investcorp Europe Acquisition Corp I’s ability to continue as a going concern with respect to our audits of the financial statements of Investcorp Europe Acquisition Corp I as of December 31, 2022 and 2021 and for the period from March 22, 2021 (inception) through December 31, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum LLP

Marcum LLP

Houston, Texas

December 19, 2023